File No. 812-13611

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FROM SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT

AND RULES 6e-2 AND 6e-3(T) THEREUNDER

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MML SERIES INVESTMENT FUND

MML SERIES INVESTMENT FUND II

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

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Communications, Notice and Order to:

Andrew M. Goldberg

Assistant Vice President and Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, MA 01111

Questions and Copy of Communications, Notice and Order to:

Mary E. Thornton

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue

Washington, DC 20004-2415

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April 14, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: MML Series Investment Fund MML Series Investment Fund II Massachusetts Mutual Life Insurance Company File No. 812-13611	) ) ) ) ) ) ) ) ) ) ) ) )

Amended and Restated APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT AND RULES 6e-2 AND 6e-3(T) THEREUNDER

On December 15, 2008, MML Series Investment Fund (“MML Trust”), MML Series Investment Fund II (“MML II Trust”) and Massachusetts Mutual Life Insurance Company1 (“MassMutual”) (collectively, the “Applicants”) applied for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting each life insurance company separate account supporting variable life insurance contracts (“VLI Accounts”) (and its insurance company depositor) that may invest in shares of an existing portfolio of the MML Trust2 or the MML II

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1  MassMutual serves as the investment adviser to MML Trust and MML II Trust.

2  MML Large Cap Value Fund, MML Equity Index Fund, MML Growth Equity Fund, MML NASDAQ-100® Fund, MML Small Cap Growth Equity Fund, MML Emerging Growth Fund, MML Asset Allocation Fund, MML Equity Income Fund, MML Income & Growth Fund, MML Growth & Income Fund, MML Blue Chip Growth Fund, MML Large Cap Growth Fund, MML Concentrated Growth Fund, MML Mid Cap Value Fund, MML Mid Cap Growth Fund, MML Small/Mid Cap Value Fund, MML Small Cap Index Fund, MML Global Fund, MML Foreign Fund, MML Conservative Allocation Fund, MML Balanced Allocation Fund, MML Moderate Allocation Fund, MML Growth Allocation Fund, MML Aggressive Allocation Fund, MML American Funds Growth Fund, MML American Funds International Fund, and MML American Funds Core Allocation Fund.

Trust 3 (an “Existing Fund”) or a “Future Fund,” as defined below, from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit such VLI Accounts to hold shares of any Existing Fund or Future Fund (each, a “Fund”; collectively, the “Funds”) when one or more of the following other types of investors also hold shares of the Funds: (1) a life insurance company separate account supporting variable annuity contracts (a “VA Account”), (2) a VLI Account of a life insurance company that is not an affiliated person of the depositor of any VLI Account, (3) a Fund’s investment adviser (representing seed money investments in the Fund), and/or (4) trustees of a qualified group pension or group retirement plan (a “Plan” or “Qualified Plan”) outside the separate account context, as defined below.

As used herein, a Future Fund is any investment company (or investment portfolio or series thereof), other than an Existing Fund, designed to be sold to VLI Accounts and to which Applicants or their affiliates may in the future serve as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters, or sponsors. As used herein, Plan or Qualified Plan means any trust, plan, account, contract, or annuity described in Sections 401(a), 403(a), 403(b), 408(a), 408(b), 414(d), 457(b), 408(k), and 501(c)(18) of the Internal Revenue Code of 1986, as amended (the “Code”).

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3  Money Market Fund, MML Inflation-Protected and Income Fund, MML Managed Bond Fund, MML Blend Fund, MML Equity Fund, MML Enhanced Index Core Equity Fund, MML Small Cap Equity Fund, MML Small Company Opportunities Fund, MML Strategic Emerging Markets Fund, and MML China Fund.

I.	BACKGROUND

A.	MML Series Investment Fund

MML Trust was organized as a Massachusetts business trust on December 19, 1984. MML Trust is registered under the Act as an open-end management investment company (Reg. File No. 811-02224).4 MML Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of twenty-seven series: MML Large Cap Value Fund, MML Equity Index Fund, MML Growth Equity Fund, MML NASDAQ-100® Fund, MML Small Cap Growth Equity Fund, MML Emerging Growth Fund, MML Asset Allocation Fund, MML Equity Income Fund, MML Income & Growth Fund, MML Growth & Income Fund, MML Blue Chip Growth Fund, MML Large Cap Growth Fund, MML Concentrated Growth Fund, MML Mid Cap Value Fund, MML Mid Cap Growth Fund, MML Small/Mid Cap Value Fund, MML Small Cap Index Fund, MML Global Fund, MML Foreign Fund, MML Conservative Allocation Fund, MML Balanced Allocation Fund, MML Moderate Allocation Fund, MML Growth Allocation Fund, MML Aggressive Allocation Fund, MML American Funds Growth Fund, MML American Funds International Fund, and MML American Funds Core Allocation Fund.

Shares of the series of the MML Trust are offered solely to separate investment accounts established by MassMutual and its life insurance company subsidiaries. The MML Trust issues a separate series of shares of beneficial interest for each series and has filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-1A (Reg. File No. 2-39334)5 to register such shares. The Trust may establish additional series in the future and additional classes of shares for such series. Shares of MML Trust are not offered to the general public.

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4  Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

5  Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

B.	MML Series Investment Fund II

MML II Trust was formed as a Massachusetts business trust on February 8, 2005. MML II Trust is registered under the Act as an open-end management investment company (Reg. File No. 811-21714).6 MML II Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of ten series: MML Money Market Fund, MML Inflation-Protected and Income Fund, MML Managed Bond Fund, MML Blend Fund, MML Equity Fund, MML Enhanced Index Core Equity Fund, MML Small Cap Equity Fund, MML Small Company Opportunities Fund, MML Strategic Emerging Markets Fund, and MML China Fund.

Shares of the series of the MML II Trust are offered solely to separate investment accounts established by MassMutual and its life insurance company subsidiaries. The MML II Trust issues a separate series of shares of beneficial interest for each series and has filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-1A (Reg. File No. 333-122804)7 to register such shares. The Trust may establish additional series in the future and additional classes of shares for such series. Shares of MML II Trust are not offered to the general public.

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6  Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

7  Pursuant to Rule 0-4 under the Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application.

C.	Massachusetts Mutual Life Insurance Company

MassMutual, located at 1295 State Street, Springfield, Massachusetts 01111, is the investment adviser to the MML Trust and the MML II Trust and is responsible for providing all necessary investment management and administrative services. Founded in 1851, MassMutual is a mutual life insurance company that provides a broad portfolio of insurance, money management, retirement and asset accumulation products and services for individuals and businesses. As of December 31, 2007, MassMutual, together with its subsidiaries, had assets under management in excess of $505 billion. MassMutual is paid an investment management fee from each Fund’s average daily net assets. MassMutual contracts with subadvisers to help manage the Funds.

D.	Sales of Existing Funds and Future Funds to VLI and VA Accounts

The Existing Funds and Future Funds may offer their shares to VLI and VA Accounts of various life insurance companies (“Participating Insurance Companies”) to serve as an investment medium to support variable life insurance contracts and variable annuity contracts (together, “Variable Contracts”) issued through such accounts.8 Each VLI Account and VA

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8  Currently, the Funds offer shares only to VLI and VA Accounts of affiliated life insurance companies. These VLI Accounts currently rely on exemptions provided by Rule 6e-2 and Rule 6e-3(T) under the Act. In addition, to the extent necessary to permit use of the same funding medium for scheduled and flexible premium variable life insurance policies and variable annuities, certain separate accounts have obtained exemptive orders under the Act. See Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, MML Bay State Variable Life Separate Account I, MML Managed Bond Investment Company, Inc., MML Money Market Investment Company, Inc., and MML Equity Investment Company, Inc., Inv. Co. Act Rel. No. 13418 (Aug. 2, 1983) (notice), Inv. Co. Act Rel. No. 13464 (Aug. 26, 1983) (order); Mass Variable Life Separate Account I, Mass Life Insurance Company of New York, Massachusetts Mutual Life Insurance Company, Managed Bond Investment Company, Inc., MML Money Market Investment Company, Inc., MML Equity Investment Company, Inc., and MML Blend Investment Company, Inc., Inv. Co. Act Rel. No. 14306 (Jan. 4, 1985) (notice), Inv. Co. Act Rel. No. 14342 (Jan. 30, 1985) (order).

Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company’s state of domicile. As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such an Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct. The income, gains and losses, realized or unrealized from such an Account’s assets will be credited to or charged against the Account without regard to other income, gains or losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as an investment company, it will be a “separate account” as defined by Rule 0-1(e) (or any successor rule) under the Act and will be registered as a unit investment trust.9 For purposes of the Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

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9  VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of that Act.

E.	The Participating Insurance Companies

The Participating Insurance Companies are currently MassMutual and MassMutual’s affiliated life insurance companies: C. M. Life Insurance Company, and MML Bay State Life Insurance Company. Various other life insurance companies that are not affiliated persons of MassMutual may be Participating Insurance Companies in the future. MassMutual is an affiliated person of the MML Trust and MML II Trust. At the current time, the following VLI Accounts and VA Accounts of MassMutual and its subsidiaries invest in MML Trust and MML II Trust: Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, MML Bay State Variable Annuity Separate Account 1, Panorama Separate Account, Panorama Plus Separate Account, Massachusetts Mutual Variable Annuity Fund 1, Massachusetts Mutual Variable Annuity Fund 2, Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II, Massachusetts Mutual Variable Life Separate Account III, C.M. Life Variable Life Separate Account I, MML Bay State Variable Life Separate Account I and MML Bay State Variable Life Separate Account II.

II.	PROPOSED SALE OF SHARES
A.	Sales of Existing Funds and Future Funds to VLI Accounts and VA Accounts

As described more fully below, the Funds will sell their shares to registered VLI and VA Accounts only if each Participating Insurance Company sponsoring such a VLI or VA Account enters into a participation agreement with the Fund. The participation agreements define or will define the relationship between each Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any VLI or VA Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of variable contracts issued through such accounts. The participation agreements also memorialize or will memorialize, among other matters, the fact that, with regard to compliance with federal securities laws, unless the agreement specifically states otherwise, the Funds’ obligations relate solely to offering and selling its shares to VLI and VA Accounts covered.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as “mixed funding.” The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to herein as “shared funding.”

B.	Sales of Existing Funds and Future Funds to Qualified Plans

Applicants propose that each Existing Fund and any Future Fund may offer and sell its shares directly to Qualified Plans. As described below, federal tax law permits investment companies such as the Funds to increase their net assets by selling shares to Plans.

Section 817(h) of the Code imposes certain diversification standards on the assets underlying Variable Contracts, such as those in the Existing Funds. The Code provides that

Variable Contracts will not be treated as annuity contracts or life insurance contracts, as the case may be, for any period (or any subsequent period) for which the underlying assets are not, in accordance with regulations issued by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5)10 that established diversification requirements for Variable Contracts, which require the separate accounts upon which these Contracts are based to be diversified as provided in the Treasury Regulations. In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a “look through” rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by a Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. Section 1.817-5(f)(3)(iii)). Another exception allows the investment adviser of the investment company (and certain companies related to the investment adviser) to hold shares of the investment company representing seed capital.

Plans may invest in shares of an investment company as the sole investment under the Plan, or as one of several investments. Plan participants may or may not be given an investment choice depending on the terms of the Plan itself. The trustees or other fiduciaries of a Plan may vote investment company shares held by the Plan in their own discretion or, if the applicable

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10  These regulations were proposed on September 15, 1986.

Plan so provides, vote such shares in accordance with instructions from participants in such Plans. Applicants have no control over whether trustees or other fiduciaries of Plans, rather than participants in the Plans, have the right to vote under any particular Plan. Each Plan must be administered in accordance with the terms of the Plan and as determined by its trustee or trustees.

Applicants propose that any Fund also be permitted to sell shares to its investment adviser. The Treasury Regulations permit such sales as long as the return on shares held by the adviser is computed in the same manner as shares held by VLI Accounts and VA Accounts, the adviser does not intend to sell the shares to the public, and sales to an investment adviser are only made in connection with the creation or management of the Fund for the purpose of providing seed money for the Fund.

The promulgation of Rules 6e-2(b)(15) and 6e-3(T)(b)(15) preceded the issuance of the Treasury Regulations permitting the shares of Funds to be held by a Qualified Plan or an adviser for the Fund without adversely affecting the ability of the VLI Account to also hold shares.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, investment advisers, and Qualified Plans is referred to herein as “extended mixed funding.”

III.	EXEMPTIONS REQUESTED
A.	Statutory Restrictions

Section 9(a)(2) of the Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1)

or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require “pass-through” voting with respect to an underlying investment company’s shares.

B.	Rule 6e-2

Rule 6e-2(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting scheduled premium VLI Contracts and to their life insurance company depositors.11 The exemptions granted by the Rule are available, however, only where a Fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the Fund are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, any VA Account or a Qualified Plan. In other words, Rule 6e-2(b)(15) does not permit a scheduled premium VLI Account to invest in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a registered VLI Account to hold shares of an Existing Fund, as well as a

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11  Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

Future Fund, when one or more of the following types of investors also hold shares of such Funds: (1) VA Accounts, (2) VLI Accounts of Participating Insurance Companies that are not affiliated persons of the insurance company depositor of any VLI Account, (3) the Fund’s investment adviser (or an affiliated person of the investment adviser), or (4) trustees of a Qualified Plan.

C.	Rule 6e-3(T)(b)(15)

Rule 6e-3(T)(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting flexible premium variable life insurance contracts and their life insurance company depositors.12 The exemptions granted by the Rule are available, however, only where a Fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the general account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.13 Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, a VA

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12  Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

13  The exemptions provided by Rule 6e-3(T)(b)(15) also would generally be available if a Fund sells seed money shares to an affiliated person of both the Fund and a Participating Insurance Company, such as an investment adviser, that is not a Participating Insurance Company. See Metropolitan Tower Life Insurance Company et al. (June 13, 1983).

Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, or a Qualified Plan. In other words, Rule 6e-3(T)(b)(15) permits VLI Accounts supporting flexible premium VLI Contracts to invest in shares of a management investment company that serves as a vehicle for mixed funding but does not permit such a VLI Account to invest in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rule 6e-3(T)(b)(15) (and any comparable permanent rule) thereunder, to the extent necessary to permit a flexible premium VLI Account to hold shares of Funds when one or more of the following types of investors also hold shares of the Funds: (1) VA Accounts, (2) VLI Accounts of Participating Insurance Companies that are not affiliated persons of the insurance company depositor of any VLI Account, (3) the Fund’s investment adviser (or an affiliated person of the investment adviser), or (4) trustees of a Qualified Plan.

D.	Effect of Sale of Funds’ Shares to Qualified Plans

As explained below, Applicants maintain that there is no policy reason for the sale of Fund shares to Qualified Plans to prohibit or otherwise limit a Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).14 Notwithstanding, Rule 6e-2 and Rule 6e-3(T) each specifically provide that the relief granted thereunder is

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14  In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of Fund shares to both VLI Accounts and Plans was not contemplated.

available only where shares of the underlying fund are offered exclusively to insurance company separate accounts. In this regard, Applicants request exemptive relief to the extent necessary to permit shares of the Funds to be sold to Qualified Plans while allowing Participating Insurance Companies and their VLI Accounts to enjoy the benefits of the relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Applicants note that if the Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to qualified pension and retirement plans or to a registered investment company’s ability to sell its shares to such plans.

Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Funds may also sell their shares to qualified pension and retirement plans. Rather, Applicants assert that the proposed sale of shares of the Funds to Qualified Plans, in fact, may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest.

Applicants believe, however, that the Commission’s concern in this area is not warranted here. For the reasons explained below, Applicants have concluded that investment by Qualified Plans in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

E.	Class Relief

Consistent with the Commission’s authority under Section 6(c) of the Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their VLI Accounts investing in the Existing Funds and Future Funds, as well as their principal underwriters, that currently invest or in the future will invest in the Funds.

There is ample precedent, in a variety of contexts, for granting exemptive relief not only to the applicants in a given case, but also to members of the class not currently identified that may be similarly situated in the future. Such class relief has been granted in various contexts and from a wide variety of the Act’s provisions, including class exemptions in the context of mixed funding, extended mixed funding, and shared funding.15 Such class exemptions have included,

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15  See, e.g., Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (July 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (June 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (July 31, 2001) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

among other things, exemptions permitting the sale of shares by unnamed underlying funds to VLI and VA Accounts of Participating Insurance Companies and Qualified Plans.16

The Commission has previously granted exemptive orders permitting open-end management investment companies to offer their shares directly to Qualified Plans in addition to offering their shares to separate accounts of affiliated or unaffiliated insurance companies which issue either or both variable annuity contracts or variable life insurance contracts.17

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16 Id.

17  See, e.g., Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (July 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (June 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (July 31, 2001) (order); The Ayco Company, et al., Inv. Co. Act Rel. No. 24747 (Nov. 22, 2000) (notice), Inv. Co. Act Rel. No. 24792 (Dec. 18, 2000) (order); Summit Mutual Funds, Inc. et al., Inv. Co. Act Rel. No. 24734 (Nov. 9, 2000) (notice), Inv. Co. Act Rel. No. 24783 (Dec. 4, 2000) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order); WM Variable Trust et al., Inv. Co. Act Rel. No. 24679 (Oct. 5, 2000)(notice), Inv. Co. Act Rel. No. 24723 (Oct. 31, 2000) (order); Nationwide Separate Account Trust et al., Inv. Co. Act Rel. No. 24619 (Aug. 23, 2000) (notice), Inv. Co. Act Rel. No. 24647 (Sept. 19, 2000) (order).

The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

IV.	GROUNDS FOR RELIEF

Section 6(c) of the Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.	Disqualification

Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.

                The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the Act permits the life insurance company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurer’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act from the requirements of Section 9 of the Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Funds as investment vehicles for VLI Accounts and VA Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)’s eligibility restrictions because of mixed funding, extended mixed funding or shared funding. The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Funds. Those individuals who participate in the management of the Funds will remain the same regardless of which VA Accounts, VLI Accounts, insurance companies, investment advisers, or Qualified Plans use such Funds.

Applying the monitoring requirements of Section 9(a) of the Act because of investment by VLI Accounts and Qualified Plans would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Plan participants. Moreover, in the case of Qualified Plans, the Plans, unlike separate accounts, are not themselves investment companies, and therefore are not subject to Section 9 of the Act. Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Funds except by virtue of its holding 5% or more of a Fund’s shares.

B.	Pass-Through Voting

Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.18

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.19

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18  See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

19  The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection. Inv. Co. Act Rel. No. 8000 (Sept. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (Notice), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (Order). In the this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

The sale of Fund shares to Qualified Plans or investment advisers will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Plans. The exercise of voting rights by Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Plans, which are not registered as investment companies under the Act, there is no requirement to pass through voting rights to Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Plan assets to certain specified persons. For example, for many Plans, under Section 403(a) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), shares of a portfolio of an investment company sold to a Plan must be held by the trust(s) funding the Plan. Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Plan, with two exceptions: (1) when the Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Plans, unless one of the above two exceptions stated in Section 403(a) applies, Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Plan.

If a named fiduciary to a Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Plans in their discretion. Some Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Plan participants.

Where a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Plan participants with respect to voting of the respective Fund shares. Accordingly, unlike the circumstances surrounding VLI Accounts and VA Accounts, because Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Fund shares.

In addition, if a Qualified Plan were to hold a controlling interest in a Fund, Applicants do not believe that such control would disadvantage other investors in such Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in a Fund by a Plan will not create any of the voting complications occasioned by VLI Account investments in the Fund. Unlike VLI Account investments, Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators.

Where a Qualified Plan provides participants with the right to instruct the trustee(s) as to how to vote Fund shares, Applicants see no reason why such participants generally or those in a particular Plan, either as a single group or in combination with participants in other Plans, would vote in a manner that would disadvantage VLI Contract owners. The purchase of shares by Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

Similarly, the sale of Fund shares to an investment adviser will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. The exercise of voting rights by investment advisers does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to investment advisers, which are not registered as investment companies under the Act, there is no requirement to pass through voting rights.

C.	Lack of Conflicts
1.	Mixed and Shared Funding

Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of variable life insurance contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders.

For reasons unrelated to the Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived variable annuity contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both variable annuity contracts and variable life insurance contracts. In particular, Section 817(h) of the Code, in effect, requires that the investments made by both variable annuity and variable life insurance separate accounts be “adequately diversified.” If such a separate account is organized as part of a “two-tiered” arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.” Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. As a result, any underlying fund, including the Funds, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

The rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.20 The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts. Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another separate account. Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts. The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all variable contracts.

Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the

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20  Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Fund. This requirement will be provided for in the participation agreement that will be entered into by Participating Insurance Companies with the relevant Fund.

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over VLI Accounts and VA Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules

6e-2 and 6e-3(T) that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.

A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company’s action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Fund’s election, to withdraw its VLI Accounts’ and VA Accounts’ investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the participation agreement entered into by the Participating Insurance Companies with the relevant Fund.

There is no reason why the investment policies of an Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts, whether flexible premium or scheduled premium VLI Contrasts. Each type of insurance contract is designed as a long-term investment program.

Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and

VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

2.	Qualified Plans and Investment Advisers

Applicants do not believe that the sale of the shares to Plans will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Plan participants.

(1)	Section 817(h) of the Code

Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VA Accounts, and VLI

Accounts all invest in the same Fund. Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts. Section 817(h) is the only Section of the Code that discusses insurance company separate accounts. Treasury Regulation 1.817-5(f)(3)(iii), which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement plans,” separate accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Plans, VLI Accounts, and VA Accounts all invest in the same Fund.

(2)	Tax Treatment of Distributions

Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Qualified Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a VLI Account or Plan is unable to net purchase payments to make distributions, the VLI Account or Plan will redeem shares of the relevant Fund at its net asset values in conformity with Rule 22c-1 under the Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its VLI Contract and a Plan will then make distributions in accordance with the terms of the Plan.

(3)	Voting Rights

Applicants considered whether it is possible to provide an equitable means of giving voting rights to VLI Contract owners and Plans. In connection with any meeting of Fund shareholders, the Fund’s transfer agent will inform each Participating Insurance Company, investment adviser, and Qualified Plan of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts as required by either Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its participation agreement with the relevant Fund. Shares held by Plans will be voted in accordance with applicable law. The voting rights provided to Plans with respect to the shares would be no different from the voting rights that are provided to Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.

(4)	Senior Securities

Applicants do not believe that the ability of a Fund to sell its shares to its investment adviser or Qualified Plans gives rise to a senior security. “Senior Security” is defined in Section 18(g) of the Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Plans and owners of VLI Contracts; VLI Accounts, VA Accounts, Participating Insurance Companies, investment advisers, and Plans, only have, or will only have, rights with respect to their respective shares of a Fund. These parties can only redeem such shares at net asset value. No shareholder of a Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

(5)	The Veto Power of State Insurance Commissioners

Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by owners of VLI Contracts creates conflicts between the interests of such owners and the interests of Plan participants. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their VLI Accounts, the Plans and the participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of VLI Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Fund shares.

(6)	Potential Future Conflicts Arising from Tax Law Changes

Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of VLI Contract owners (or, for that matter, VA Contract owners) and Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of Fund shares to Qualified Plans would not increase the risk of material irreconcilable conflicts between the interests of Plan participants and VLI Contract owners or other investors. Further, Applicants submit that the use of the Funds with respect to Plans is not substantially dissimilar from each Fund’s current and anticipateduse, in that Plans, like VLI Accounts, are generally long-term investors.

(7)	Fund Operations

Applicants assert that permitting a Fund to sell its shares to its investment adviser (or the adviser’s affiliates) for the purpose of obtaining seed money will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

A potential source of initial capital is a Fund’s investment adviser. The investment adviser may have an interest in making a capital investment and in assisting a Fund in its organization. However, provision of seed capital or the purchase of shares in connection with the management of a Fund by its investment adviser may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).

Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between a Fund, on the one hand, and its investment adviser (or affiliates), on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an investment adviser (or its affiliates), will permit the orderly and efficient creation and operation of a Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Fund’s operations.

D.	General Grounds for Relief

Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of the Funds as a common investment vehicle for VLI Accounts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of VLI Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds’ investment advisers and subadvisers, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Funds more feasible. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer

VLI Accounts. This should result in increased competition with respect to both VLI Account design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in a Fund. This may benefit VLI Account owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Funds more feasible.

Applicants also submit that, regardless of the type of shareholder in a Fund, its investment adviser (and the adviser’s affiliates) are or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with that Fund’s investment objectives, policies and restrictions, as well as any guidelines established by its board of trustees (a “Board”). Thus, each Fund will be managed in the same manner as any other mutual fund.

Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding. VLI Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the VLI Account. In particular, Applicants assert that sales of Fund shares, as described above, will not have any adverse federal income tax consequences to other investors in such a Fund.

In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.21 Therefore, granting the

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21  See, e.g., Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sept. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sept. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (July 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (July 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (July 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

V.	CONDITIONS FOR RELIEF

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1.         A majority of the Board of each Fund will consist of persons who are not “interested persons” of the Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board, (b) for a period of 150days if a vote of shareholders is required to fill the vacancy or vacancies, or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.         Each Board will monitor its respective Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and

VA Contracts and participants of all Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority, (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities, (c) an administrative or judicial decision in any relevant proceeding, (d) the manner in which the investments of the Fund are being managed, (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Plans or Plan participants, (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Plan to disregard the voting instructions of Plan participants.

3.         Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of general account assets in a Fund), any investment adviser to a Fund, and any Plan that executes a participation agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, “Participants”) will report any potential or existing conflicts to the relevant Board. Each Participant will be responsible for assisting the Board in carrying out the Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Plan to inform the Board whenever it has determined to disregard Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Plans under their participation agreement with a Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Plan participants.

4.         If it is determined by a majority of a Board, or a majority of the disinterested directors/trustees of such Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Fund and reinvesting such assets in a different investment vehicle including another Fund, (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change, (c) withdrawing the assets allocable to some or all of the Plans from the affected Fund and reinvesting them in a different investment medium, and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Fund, to withdraw such Participating Insurance Company’s VA Account and VLI Account investments in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of each Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan will be required by this Condition 4 to establish a new funding vehicle for the

Plan if: (a) a majority of the Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan trustee makes such decision without a Plan participant vote.

5.         A Board’s determination of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.         Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the Act as interpreted by the Commission. However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their participation agreement with the Fund. Each Participating Insurance Company will vote shares of each Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this application.

7.         As long as the Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, a Fund investment adviser (or its affiliates) will vote their shares of the Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an investment adviser (or affiliates) shall vote its shares in such other manner as may be required by the Commission or its staff.

8.         Each Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereto.

9.         A Fund will make its shares available to the VLI Accounts, VA Accounts, and Plans at or about the time it accepts any seed capital from its investment adviser (or affiliates) or from a general account of a Participating Insurance Company.

10.       Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans, (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Plan participants investing in the Fund, if applicable, may conflict, and (c) the Fund’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.       If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.       Each Participant, at least annually, shall submit to the Board of each Fund such reports, materials or data as the Board reasonably may request so that the directors/trustees of the Board may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board of a Fund. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their participation agreement with the Fund.

13.       All reports of potential or existing conflicts received by a Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.       Each Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Plan an owner of 10 percent or more of the net assets of the Fund unless the Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

VI.	CONCLUSION

Applicants request that the Commission issue an order pursuant to Section 6(c) of the Act granting exemptions from:

Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Funds when one or more of the following types of investors also hold shares of the Funds: (1) VA Accounts, (2) VLI Accounts of Participating Insurance Companies that are not affiliated persons of the insurance company depositor of any VLI Account, (3) the Fund’s investment adviser (or an affiliated person of the investment adviser), or (4) trustees of a Qualified Plan.

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VII.	COMMUNICATIONS

Please address all communications concerning this application to:

Andrew M. Goldberg

Assistant Vice President and Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, MA 01111

Please address any questions concerning this application and a copy of any communications:

Mary E. Thornton

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue

Washington, D.C. 20004-2415

VIII.	AUTHORIZATIONS

Pursuant to Rule 0-2(c) under the Act, certifications that the execution and filing of the Application have been duly authorized were attached as Exhibit A to the initial Application filed on December 15, 2008, and are incorporated herein by reference. Attached hereto as Exhibit A are verifications of the Applicants, as required by Rule 0-2(d) under the Act. It is desired that this Application become effective without a hearing, pursuant to Rule 0-5 under the Act.

SIGNATURES

MML Series Investment Fund has caused this amended and restated application to be duly signed on its behalf in the State of Massachusetts on the 14th day of April, 2009.

MML SERIES INVESTMENT FUND

By: /s/ Richard Byrne
Name:	Richard Byrne
Title:	President

(Seal)

Attest:    /s/ Andrew  M. Goldberg

MML Series Investment Fund II has caused this amended and restated application to be duly signed on its behalf in the State of Massachusetts on the 14th day of April, 2009.

MML SERIES INVESTMENT FUND II

By: /s/ Richard Byrne
Name:	Richard Byrne
Title:	President

(Seal)

Attest:    /s/ Andrew  M. Goldberg

Massachusetts Mutual Life Insurance Company has caused this amended and restated application to be duly signed on its behalf in the State of Massachusetts on the 14th day of April, 2009.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: /s/Eric Wietsma
Name:	Eric Wietsma
Title:	Corporate Vice President

(Seal)

Attest:    /s/ Nicholas H. Palmerino

EXHIBIT A - VERIFICATIONS

HAMPDEN COUNTY	)
)
COMMONWEALTH	)
OF MASSACHUSETTS	)

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application dated April 14, 2009, for and on behalf of MML Series Investment Fund; that he is President and Chief Executive Officer of MML Series Investment Fund; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this amended application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard Byrne
Richard Byrne
President and Chief Executive Officer

HAMPDEN COUNTY	)
)
COMMONWEALTH	)
OF MASSACHUSETTS	)

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application dated April 14, 2009, for and on behalf of MML Series Investment Fund II; that he is President and Chief Executive Officer of MML Series Investment Fund II; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this amended application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard Byrne
Richard Byrne
President and Chief Executive Officer

HAMPDEN COUNTY	)
)
COMMONWEALTH	)
OF MASSACHUSETTS	)

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended and restated application dated April 14, 2009, for and on behalf of Massachusetts Mutual Life Insurance Company; that he is Corporate Vice President of Massachusetts Mutual Life Insurance Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this amended application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ Eric Wietsma
Eric Wietsma
Corporate Vice President